# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Liberty Global Ltd., CIK 0001570585
CUSIP: G61188101
Title of class of securities: Class A common shares, $0.01 nominal value per share
Address of issuer's principal executive offices: CLARENDON HOUSE,, CLARENDON HOUSE,, HAMILTON, New York (NY), HM 11
Date of event which requires filing of this statement: 12/24/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000929638-24-004242
Filed by CIK 0001508822

## Reporting persons
- ACR Alpine Capital Research, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 17,292,638; sole dispositive power 0; shared dispositive power 17,292,638; aggregate amount beneficially owned 17,292,638 (10% of the class)
- ACR Opportunity, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 151,000; sole dispositive power 0; shared dispositive power 151,000; aggregate amount beneficially owned 151,000 (0.1% of the class)
- ALPINE PARTNERS MANAGEMENT, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Missouri (MO); sole voting power 0; shared voting power 151,000; sole dispositive power 0; shared dispositive power 151,000; aggregate amount beneficially owned 151,000 (0.1% of the class)
- ACR Opportunity Fund: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 184,500; sole dispositive power 0; shared dispositive power 184,500; aggregate amount beneficially owned 184,500 (0.1% of the class)
- ACR Equity International Fund: type of reporting person: investment company (IV); sole voting power 0; shared voting power 329,000; sole dispositive power 0; shared dispositive power 329,000; aggregate amount beneficially owned 329,000 (0.2% of the class)
- ALPINE PRIVATE CAPITAL, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,819,082; sole dispositive power 0; shared dispositive power 1,819,082; aggregate amount beneficially owned 1,819,082 (1.1% of the class)
- ACR ALPINE CAPITAL RESEARCH, LP: type of reporting person: partnership (PN); sole voting power 0; shared voting power 17,292,638; sole dispositive power 0; shared dispositive power 17,292,638; aggregate amount beneficially owned 17,292,638 (10% of the class)
- ACR Alpine Capital GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 17,292,638; sole dispositive power 0; shared dispositive power 17,292,638; aggregate amount beneficially owned 17,292,638 (10% of the class)
- Alpine Investment Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Missouri (MO); sole voting power 0; shared voting power 17,292,638; sole dispositive power 0; shared dispositive power 17,292,638; aggregate amount beneficially owned 17,292,638 (10% of the class)
- Alpine Holdings Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Missouri (MO); sole voting power 0; shared voting power 17,292,638; sole dispositive power 0; shared dispositive power 17,292,638; aggregate amount beneficially owned 17,292,638 (10% of the class)
- Nicholas V. Tompras Living Trust 9/23/03, as amended: type of reporting person: other (OO); citizenship or place of organization: Missouri (MO); sole voting power 0; shared voting power 17,292,638; sole dispositive power 0; shared dispositive power 17,292,638; aggregate amount beneficially owned 17,292,638 (10% of the class)
- Nicholas V. Tompras: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 17,292,638; sole dispositive power 0; shared dispositive power 17,292,638; aggregate amount beneficially owned 17,292,638 (10% of the class)
- Jennifer O. Tompras: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 17,292,638; sole dispositive power 0; shared dispositive power 17,292,638; aggregate amount beneficially owned 17,292,638 (10% of the class)

## Item 1. Issuer
Name of issuer: Liberty Global Ltd.
Address of issuer's principal executive offices: CLARENDON HOUSE,, CLARENDON HOUSE,, HAMILTON, NEW YORK, HM 11.

## Item 2. Person Filing
Name of person filing:
This statement is filed by (i) ACR Opportunity, L.P. ("ACROPP"); (ii) Alpine Partners Management, LLC ("APM"); (iii) ACR Opportunity Fund ("ACROX"); (iv) ACR Equity International Fund ("ACREX"); (v) Alpine Private Capital, LLC ("APC"); (vi) ACR Alpine Capital Research, LLC ("ACR"); (vii) ACR Alpine Capital Research, LP ("ACRLP"); (viii) ACR Alpine Capital GP, LLC ("ACRGP"); (ix) Alpine Investment Management, LLC ("AIM"); (x) Alpine Holdings Corporation ("AHC"); (xi) Nicholas V. Tompras Living Trust 9/23/03, as amended (the "Living Trust"); (xii) Nicholas V. Tompras; and (xiii) Jennifer O. Tompras. The foregoing are collectively referred to herein as the "Reporting Persons."

ACROPP, ACROX, ACREX, accounts separately managed by APC (the "APC Accounts"), and accounts separately managed by ACR (the "Separately Managed Accounts") each hold securities of the Issuer.

APM is the general partner of ACROPP. ACR serves as the investment manager of ACROPP, ACROX, ACREX, and the Separately Managed Accounts, and has investment discretion over the APC Accounts delegated by APC. ACRLP is the sole member of ACR. ACRGP is the general partner of ACRLP. AIM is the sole member of ACRGP. AHC is the sole member of AIM. The Living Trust holds all of the voting capital stock of AHC. Nicholas V. Tompras and Jennifer O. Tompras are each a trustee of the Living Trust.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 190 Carondelet Plaza, Suite 1300, Sant Louis, Missouri 63105.
Citizenship: Each of ACROPP and ACRLP is a Delaware limited partnership. Each of APM and AIM is a Missouri limited liability company. Each of ACROX and ACREX is a Delaware statutory trust. Each of APC, ACR, and ACRGP is a Delaware limited liability company. AHC is a Missouri corporation. The Living Trust is formed under the laws of the State of Missouri. Nicholas V. Tompras and Jennifer O. Tompras are citizens of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
ACROPP 151,000
APM 151,000
ACROX 184,500
ACREX 329,000
APC 1,819,082
ACR 17,292,638
ACRLP 17,292,638
ACRGP 17,292,638
AIM 17,292,638
AHC 17,292,638
The Living Trust 17,292,638
Nicholas V. Tompras 17,292,638
Jennifer O. Tompras 17,292,638

ACROPP, APM, ACROX, ACREX, APC, and ACR each disclaims beneficial ownership of all Class A Common Shares included in this report other than the Class A Common Shares held of record by such Reporting Person, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose. ACRLP, ACRGP, AIM, AHC, the Living Trust, and Mr. Tompras each disclaims beneficial ownership of all Class A Common Shares included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose.
Percent of class:
ACROPP 0.1%
APM 0.1%
ACROX 0.1%
ACREX 0.2%
APC 1.1%
ACR 10.0%
ACRLP 10.0%
ACRGP 10.0%
AIM 10.0%
AHC 10.0%
The Living Trust 10.0%
Nicholas V. Tompras 10.0%
Jennifer O. Tompras 10.0%

The percentages are based on 172,871,879 Class A Common Shares outstanding as of October 22, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed on October 29, 2024.
Sole power to vote or to direct the vote: 0 for all Reporting Persons
Shared power to vote or to direct the vote:
ACROPP 151,000
APM 151,000
ACROX 184,500
ACREX 329,000
APC 1,819,082
ACR 17,292,638
ACRLP 17,292,638
ACRGP 17,292,638
AIM 17,292,638
AHC 17,292,638
The Living Trust 17,292,638
Nicholas V. Tompras 17,292,638
Jennifer O. Tompras 17,292,638
Sole power to dispose or to direct the disposition: 0 for all Reporting Persons
Shared power to dispose or to direct the disposition:
ACROPP 151,000
APM 151,000
ACROX 184,500
ACREX 329,000
APC 1,819,082
ACR 17,292,638
ACRLP 17,292,638
ACRGP 17,292,638
AIM 17,292,638
AHC 17,292,638
The Living Trust 17,292,638
Nicholas V. Tompras 17,292,638
Jennifer O. Tompras 17,292,638

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- ACR Alpine Capital Research, LLC: /s/ Nicholas V. Tompras, Chief Executive Officer (12/27/2024)
- ACR Opportunity, L.P.: /s/ Nicholas V. Tompras, Chief Executive Officer (12/27/2024)
- ALPINE PARTNERS MANAGEMENT, LLC: /s/ Nicholas V. Tompras, Chief Executive Officer (12/27/2024)
- ACR Opportunity Fund: /s/ Nicholas V. Tompras, Chief Executive Officer (12/27/2024)
- ACR Equity International Fund: /s/ Nicholas V. Tompras, Chief Executive Officer (12/27/2024)
- ALPINE PRIVATE CAPITAL, LLC: /s/ Nicholas V. Tompras, President (12/27/2024)
- ACR ALPINE CAPITAL RESEARCH, LP: /s/ Nicholas V. Tompras, Chief Executive Officer (12/27/2024)
- ACR Alpine Capital GP, LLC: /s/ Nicholas V. Tompras, President (12/27/2024)
- Alpine Investment Management, LLC: /s/ Nicholas V. Tompras, President (12/27/2024)
- Alpine Holdings Corporation: /s/ Nicholas V. Tompras, President (12/27/2024)
- Nicholas V. Tompras Living Trust 9/23/03, as amended: /s/ Nicholas V. Tompras, Trustee (12/27/2024)
- Nicholas V. Tompras: /s/ Nicholas V. Tompras, Individual (12/27/2024)
- Jennifer O. Tompras: /s/ Jennifer O. Tompras, Individual (12/27/2024)